FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02036964

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For May 15, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F _____   Form 40-F _____✓_____

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes _____   · No _____✓_____

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

`4` `5`

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES / NO [✓]

DATE OF LAST REPORT FILED / OR / IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

01/04/02 DAY / MONTH / YEAR

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK B.

NO. 4200 STREET 150 - 6 AVENUE S.W. APT

CITY: CALGARY

PROV. AB POSTAL CODE T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES / NO [✓]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [✓] MANITOBA
- [✓] NEWFOUNDLAND
- [✓] NOVA SCOTIA
- [✓] ONTARIO
- [✓] QUÉBEC
- [✓] SASKATCHEWAN
- [✓] N.B.

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS					(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE $US			
Stock Options	149573	14/05/02	51		50,000	24.60	99573	1	
Common Shares	14452	14/05/02	51	50,000		24.50	64452	1	
Common Shares	64452	14/05/02	10	49,600		38.85	14852	1	
Common Shares	14552	14/05/02	10	460		38.98	14452	1	
Common Shares	400,760						400,760	2	53,440 Alberta
Common Shares	3982						3982	2	RESP

BOX 6. REMARKS

ATTACHMENT: YES / NO [✓]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [✓] ENGLISH / FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE

DATE OF THE REPORT: 15/05/02 DAY / MONTH / YEAR

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per:_____
Jan M. Campbell
Corporate Secretary

Date: May 15, 2002

PRECISION DRILLING CORPORATION

May 15, 2002





Precision Drilling

SECURITIES AND EXCHANGE COMMISSION
450 - 5th Street N.W.
Washington, D.C.
20549

SENT BY FEDERAL EXPRESS

Dear Sirs:

RE: Precision Drilling Corporation
       Insider Trading Report – Hank B. Swartout

On behalf of Precision Drilling Corporation, (the "Company"), enclosed please find 8 copies of the Insider Trading Report filed on behalf of Hank B. Swartout dated May 15, 2002.

Please acknowledge receipt of the enclosed by stamping the attached copy of this letter and returning it to the undersigned in the enclosed, self-addressed, stamped envelope.

If you have any questions regarding the above, please do not hesitate to call me at (403) 716-4517.

Yours truly,
PRECISION DRILLING CORPORATION

Jan Campbell
Corporate Secretary

enclosed
cc: New York Stock Exchange c/w 1 manually signed copy
      Edwin S. Maynard - Paul, Weiss, Rifkind, Wharton & Garrison

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com